UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2013

Attached are the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2013, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 7, 2014 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 6, 2014, a copy of which was furnished under cover of Form 6-K on February 6, 2014.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager Investor Relations Office

Date: February 7, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents (Note 3)	¥961,433	¥973,654
Short-term investments (Note 3)	53,753	29,692
Notes and accounts receivable, trade	2,428,099	2,426,930
Allowance for doubtful accounts (Note 9)	(44,961)	(44,750)
Accounts receivable, other	357,255	336,670
Inventories (Note 2)	350,721	457,836
Prepaid expenses and other current assets (Note 8)	338,794	451,392
Deferred income taxes	224,194	227,659

Total current assets	4,669,288	4,859,083

Property, plant and equipment:
Telecommunications equipment	13,432,047	13,063,946
Telecommunications service lines	15,143,239	15,318,363
Buildings and structures	5,993,215	6,050,685
Machinery, vessels and tools	1,868,972	1,903,160
Land	1,139,636	1,181,336
Construction in progress	334,326	362,936

	37,911,435	37,880,426
Accumulated depreciation	(28,134,748)	(28,179,853)

Net property, plant and equipment	9,776,687	9,700,573

Investments and other assets:
Investments in affiliated companies (Note 1)	551,883	562,337
Marketable securities and other investments (Note 1)	357,222	424,108
Goodwill	824,216	929,754
Software	1,340,682	1,301,721
Other intangible assets	278,272	276,500
Other assets (Note 8)	997,989	1,141,169
Deferred income taxes (Note 1)	752,828	697,359

Total investments and other assets	5,103,092	5,332,948

Total assets	¥19,549,067	¥19,892,604

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2013	December 31, 2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥696,425
Current portion of long-term debt	703,304	460,254
Accounts payable, trade	1,436,643	1,119,325
Current portion of obligations under capital leases	16,368	15,872
Accrued payroll	437,609	367,664
Accrued interest	8,971	8,485
Accrued taxes on income	228,736	163,119
Accrued consumption tax	54,667	58,884
Advances received	183,723	192,783
Other (Note 8)	351,913	410,248

Total current liabilities	3,499,389	3,493,059

Long-term liabilities:
Long-term debt (excluding current portion)	3,234,631	3,335,134
Obligations under capital leases (excluding current portion)	36,254	34,220
Liabilities for employees’ retirement benefits	1,505,571	1,407,794
Accrued liabilities for point programs	156,233	148,960
Deferred income taxes	198,824	210,544
Other (Note 8)	396,162	420,798

Total long-term liabilities	5,527,675	5,557,450

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued – 1,323,197,235 shares at March 31 and 1,136,697,235 shares at December 31, 2013	937,950	937,950
Additional paid-in capital	2,827,612	2,826,988
Retained earnings (Note 4)	5,227,268	4,707,190
Accumulated other comprehensive income (loss) (Note 4)	(192,932)	(11,527)
Treasury stock, at cost (Note 4) – 137,822,603 shares at March 31 and 84,865 shares at December 31, 2013	(568,459)	(381)

Total NTT shareholders’ equity	8,231,439	8,460,220

Noncontrolling interests	2,290,564	2,381,875

Total equity	10,522,003	10,842,095

Contingent liabilities (Note 10)

Total liabilities and equity	¥19,549,067	¥19,892,604

	Yen
	March 31, 2013	December 31, 2013
Per share of common stock:

NTT shareholders’ equity	¥6,944.17	¥7,443.36

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2012	2013
Operating revenues (Note 1):
Fixed voice related services	¥1,291,153	¥1,184,765
Mobile voice related services	967,283	789,546
IP/packet communications services	2,790,555	2,789,563
Sale of telecommunications equipment	644,695	740,095
System integration	1,423,729	1,585,561
Other	804,305	935,654

	7,921,720	8,025,184

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	1,694,898	1,720,380
Cost of equipment sold (excluding items shown separately below)	649,260	646,856
Cost of system integration (excluding items shown separately below)	989,201	1,147,150
Depreciation and amortization (Notes 1 and 6)	1,408,888	1,394,935
Impairment loss	788	166
Selling, general and administrative expenses	2,185,448	2,127,588
Goodwill and other intangible asset impairments	—	2,989

	6,928,483	7,040,064

Operating income	993,237	985,120

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(41,407)	(36,944)
Interest income	13,283	13,221
Other, net (Notes 4 and 8)	20,575	62,706

	(7,549)	38,983

Income before income taxes and equity in earnings (losses) of affiliated companies	985,688	1,024,103

Income tax expense (benefit) (Note 4):
Current	360,991	389,112
Deferred	19,422	(3,618)

	380,413	385,494

Income before equity in earnings (losses) of affiliated companies	605,275	638,609
Equity in earnings (losses) of affiliated companies (Note 1)	(7,472)	14

Net income	597,803	638,623

Less – Net income attributable to noncontrolling interests	151,116	154,319

Net income attributable to NTT	¥446,687	¥484,304

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,218,330,024	1,156,476,181
Net income attributable to NTT (Yen) (Note 1)	¥366.64	¥418.78

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013
Net income	¥597,803	¥638,623
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	25,935	28,200
Unrealized gain (loss) on derivative instruments	(1,902)	(2,540)
Foreign currency translation adjustments	15,123	83,928
Pension liability adjustments	12,270	100,677

Total other comprehensive income (loss)	51,426	210,265

Total comprehensive income (loss)	649,229	848,888

Less – Comprehensive income attributable to noncontrolling interests	159,280	183,179

Total comprehensive income (loss) attributable to NTT	¥489,949	¥665,709

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen
	2012	2013
Operating revenues (Note 1):
Fixed voice related services	¥424,302	¥390,283
Mobile voice related services	307,988	254,497
IP/packet communications services	939,700	925,755
Sale of telecommunications equipment	242,362	297,866
System integration	483,457	556,434
Other	286,519	334,279

	2,684,328	2,759,114

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	569,633	571,178
Cost of equipment sold (excluding items shown separately below)	230,884	276,160
Cost of system integration (excluding items shown separately below)	352,548	410,510
Depreciation and amortization (Notes 1 and 6)	478,793	475,815
Impairment loss	—	4
Selling, general and administrative expenses	722,202	693,354

	2,354,060	2,427,021

Operating income	330,268	332,093

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,894)	(12,187)
Interest income	4,524	4,449
Other, net (Notes 4 and 8)	20,987	23,970

	12,617	16,232

Income before income taxes and equity in earnings (losses) of affiliated companies	342,885	348,325

Income tax expense (benefit) (Note 4):
Current	120,648	123,341
Deferred	9,184	5,117

	129,832	128,458

Income before equity in earnings (losses) of affiliated companies	213,053	219,867
Equity in earnings (losses) of affiliated companies (Note 1)	(12,152)	(5,242)

Net income	200,901	214,625

Less – Net income attributable to noncontrolling interests	47,629	53,861

Net income attributable to NTT	¥153,272	¥160,764

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,207,638,148	1,137,382,961
Net income attributable to NTT (Yen) (Note 1)	¥126.92	¥141.35

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2012	2013
Net income	¥200,901	¥214,625
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	13,528	11,023
Unrealized gain (loss) on derivative instruments	(1,175)	929
Foreign currency translation adjustments	15,581	13,088
Pension liability adjustments	4,179	94,649

Total other comprehensive income (loss)	32,113	119,689

Total comprehensive income (loss)	233,014	334,314

Less – Comprehensive income attributable to noncontrolling interests	57,316	67,249

Total comprehensive income (loss) attributable to NTT	¥175,698	¥267,065

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2012	2013
Cash flows from operating activities:
Net income	¥597,803	¥638,623
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	1,408,888	1,394,935
Impairment loss	788	166
Deferred taxes	19,422	(3,618)
Goodwill and other intangible asset impairments	—	2,989
Loss on disposal of property, plant and equipment	58,632	63,781
Equity in (earnings) losses of affiliated companies	7,472	(14)
(Increase) decrease in notes and accounts receivable, trade	46,450	17,052
(Increase) decrease in inventories (Note 2)	(90,628)	(105,619)
(Increase) decrease in other current assets	(79,906)	(91,842)
Increase (decrease) in accounts payable, trade and accrued payroll	(229,969)	(250,095)
Increase (decrease) in accrued consumption tax	8,429	3,257
Increase (decrease) in accrued interest	(1,251)	(1,254)
Increase (decrease) in advances received	(4,837)	3,861
Increase (decrease) in accrued taxes on income	(65,009)	(67,341)
Increase (decrease) in other current liabilities	18,014	18,127
Increase (decrease) in liability for employees’ retirement benefits	49,970	51,638
Increase (decrease) in other long-term liabilities	(19,945)	9,724
Other	(61,718)	(61,397)

Net cash provided by operating activities	1,662,605	1,622,973

Cash flows from investing activities:
Payments for property, plant and equipment	(1,165,357)	(1,161,716)
Payments for acquisitions of intangible assets	(326,638)	(310,707)
Proceeds from sales of property, plant and equipment	24,070	40,694
Payments for purchases of non-current investments	(27,492)	(40,885)
Proceeds from sales and redemptions of non-current investments	12,208	12,788
Acquisitions of subsidiaries, net of cash acquired	(36,867)	(55,459)
Payments for purchases of short-term investments	(648,278)	(50,004)
Proceeds from redemptions of short-term investments	787,578	72,643
Other	(14,906)	(40,103)

Net cash used in investing activities	¥(1,395,682)	¥(1,532,749)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2012	2013
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥181,905	¥404,980
Payments for settlement of long-term debt	(378,924)	(582,565)
Proceeds from issuance of short-term debt	2,602,705	4,865,207
Payments for settlement of short-term debt	(2,380,405)	(4,255,747)
Dividends paid (Note 4)	(183,405)	(186,174)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(100,018)	(250,130)
Acquisition of treasury stock by subsidiary	(14,598)	(5,215)
Other	(107,397)	(79,277)

Net cash used in financing activities	(380,137)	(88,921)

Effect of exchange rate changes on cash and cash equivalents	157	10,918

Net increase (decrease) in cash and cash equivalents	(113,057)	12,221
Cash and cash equivalents at beginning of period	1,020,143	961,433

Cash and cash equivalents at end of period	¥907,086	¥973,654

Cash paid during the period for:
Interest	¥41,720	¥37,430
Income taxes, net	¥426,954	¥458,349

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2013, the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2012 and 2013 and the consolidated statements of cash flows for the nine months ended December 31, 2012 and 2013 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Reclassification of accumulated other comprehensive income

Effective April 1, 2013, NTT adopted Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” issued by the Financial Accounting Standards Board (“FASB”).

This new accounting standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes thereto, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income (if the amount being reclassified is required to be reclassified in its entirety) or by way of cross-reference (if a partial reclassification). The adoption of this accounting standard did not have any impact on NTT Group’s financial conditions and results of operations.

(2) Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate on the nine months ended December 31, 2013 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is expected to be ¥17,357 million, ¥10,738 million, and ¥9.29, respectively.

(3) Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification Topic 323, Investments – Equity Method and Joint Ventures, issued by the FASB.

Consequently, the reported consolidated financial statements for the nine and three months ended December 31, 2012 and fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application as follows.

For the nine and three months ended December 31, 2012

The impact on major items on the consolidated statements of comprehensive income for the nine and three months ended December 31, 2012 was a ¥52,458 million decrease in “Unrealized gain (loss) on securities,” and a ¥14,478 million decrease in “Foreign currency translation adjustments.”

For the fiscal year ended March 31, 2013

The impact on major items on the consolidated balance sheet as of March 31, 2013 was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statements of income for the year ended March 31, 2013 was a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.” The impact on “Net income attributable to NTT” under “Per share of common stock” was a decrease of ¥1.77.

(4) Transition to a defined contribution pension plan

During the three months ended December 31, 2013, NTT Group made the decision to transition from the contract-type corporate pension plans to a defined contribution pension plan, effective from future contributions subsequent to April 1, 2014. This change is being made in compliance with FASB Accounting Standards Codification Topic 715, Compensation – Retirement Benefits, and the full amount of unamortized prior service costs relating to the previous pension plan amendment is being recognized in one lump sum as a curtailment gain from the change in pension plans. The resulting impact on “Operating expenses” for the fiscal year ending March 31, 2014 will be ¥12,966 million.

(5) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities during the nine months ended December 31, 2012 and 2013, there is no difference between basic EPS and diluted EPS.

(6) Reclassifications

Effective as of the three months ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its “Other revenues” as “System Integration revenues.” Results for the three and nine months ended December 31, 2012 reflect such reclassification.

2.	Inventories:

Inventories at March 31 and December 31, 2013 comprised the following:

	Millions of yen
	March 31, 2013	December 31, 2013

Telecommunications equipment to be sold and materials	¥179,499	¥248,206
Projects in progress	86,382	122,913
Supplies	84,840	86,717

Total	¥350,721	¥457,836

3.	Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥120,406	¥111,537	¥1,863	¥230,080
Debt securities	47,721	1,256	481	48,496
Held-to-maturity:
Commercial paper *	69,989	—	—	69,989
Other debt securities	4,662	33	—	4,695

Total	¥242,778	¥112,826	¥2,344	¥353,260

*	Commercial paper consists of “Cash and cash equivalents” totaling ¥69,989 million.

	Millions of yen
	December 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥137,854	¥144,420	¥2	¥282,272
Debt securities	53,948	1,235	226	54,957
Held-to-maturity:
Commercial paper *	39,998	—	—	39,998
Other debt securities	5,267	23	21	5,269

Total	¥237,067	¥145,678	¥249	¥382,496

*	Commercial paper consists of “Cash and cash equivalents” totaling ¥29,998 million and “Short-term investments” totaling ¥10,000 million.

In the ordinary course of its business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥80,534 million and ¥86,837 million at March 31 and December 31, 2013, respectively.

4.	Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2013 and for the nine months ended December 31, 2013 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2012	1,323,197,235	99,431,812
Acquisition of treasury stock under resolution of the board of directors	—	38,382,300
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,631
Resale of treasury stock to holders of less-than-one-unit shares	—	(9,140)

Balance at March 31, 2013	1,323,197,235	137,822,603

Acquisition of treasury stock under resolution of the board of directors	—	48,737,200
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	26,782
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,720)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)

Balance at December 31, 2013	1,136,697,235	84,865

On September 19, 2012, the board of directors of NTT resolved that NTT may acquire up to 42 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from September 20, 2012 through March 29, 2013. Based on this resolution, NTT repurchased 38,382,300 shares of its common stock for a total purchase price of ¥149,999 million between September 2012 and February 2013.

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by the board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,208 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock for an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014.

Dividends –

Cash dividends paid during the nine months ended December 31, 2013 were as follows:

Resolution	The shareholders’ meeting on June 25, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥94,830 million
Cash dividends per share	¥80
Date of record	March 31, 2013
Date of payment	June 26, 2013

Resolution	The board of directors’ meeting on November 8, 2013
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥91,344 million
Cash dividends per share	¥80
Date of record	September 30, 2013
Date of payment	December 9, 2013

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2012 and 2013 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥7,882,587	¥2,165,142	¥10,047,729
Dividends paid to NTT Shareholders	(183,405)	—	(183,405)
Dividends paid to noncontrolling interests	—	(91,528)	(91,528)
Acquisition of treasury stock	(100,045)	—	(100,045)
Resale of treasury stock	27	—	27
Other equity transactions	(3,493)	2,567	(926)
Net income	446,687	151,116	597,803
Other comprehensive income (loss)	43,262	8,164	51,426
Unrealized gain (loss) on securities	19,555	6,380	25,935
Unrealized gain (loss) on derivative instruments	906	(2,808)	(1,902)
Foreign currency translation adjustments	10,580	4,543	15,123
Pension liability adjustments	12,221	49	12,270
Balance at December 31, 2012	¥8,085,620	¥2,235,461	¥10,321,081

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT Shareholders	(186,174)	—	(186,174)
Dividends paid to noncontrolling interests	—	(95,568)	(95,568)
Acquisition of treasury stock	(250,138)	—	(250,138)
Resale of treasury stock	7	—	7
Other equity transactions	(623)	3,700	3,077
Net income	484,304	154,319	638,623
Other comprehensive income (loss)	181,405	28,860	210,265
Unrealized gain (loss) on securities	21,059	7,141	28,200
Unrealized gain (loss) on derivative instruments	(1,709)	(831)	(2,540)
Foreign currency translation adjustments	66,038	17,890	83,928
Pension liability adjustments	96,017	4,660	100,677
Balance at December 31, 2013	¥8,460,220	¥2,381,875	¥10,842,095

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine and three months ended December 31, 2013 were as follows:

For the nine months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	27,963	(2,338)	78,404	101,487	205,516
Amounts reclassified from accumulated other comprehensive income	237	(202)	5,524	(810)	4,749

Other comprehensive income	28,200	(2,540)	83,928	100,677	210,265

Less – Comprehensive income attributable to noncontrolling interests	7,141	(831)	17,890	4,660	28,860

Balance at December 31, 2013	¥93,035	¥(4,269)	¥60,355	¥(160,648)	¥(11,527)

For the three months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2013	¥83,821	¥(5,014)	¥54,293	¥(250,928)	¥(117,828)
Other comprehensive income before reclassification	10,589	629	7,644	101,487	120,349
Amounts reclassified from accumulated other comprehensive income	434	300	5,444	(6,838)	(660)

Other comprehensive income	11,023	929	13,088	94,649	119,689

Less – Comprehensive income attributable to noncontrolling interests	1,809	184	7,026	4,369	13,388

Balance at December 31, 2013	¥93,035	¥(4,269)	¥60,355	¥(160,648)	¥(11,527)

Reclassifications out of accumulated other comprehensive income (loss) for the nine and three months ended December 31, 2013 were as follows:

For the nine months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Unrealized gain (loss) on securities	¥(334)	Other, net
	97	Income tax expense (benefit)

	¥(237)	Net income

Unrealized gain (loss) on derivative instruments	¥356	Other, net
	(97)	Income tax expense (benefit)
	(57)	Equity in earnings (losses) of affiliated companies

	¥202	Net income

Foreign currency translation adjustments	¥(7)	Other, net
	3,208	Income tax expense (benefit)
	(8,725)	Equity in earnings (losses) of affiliated companies

	¥(5,524)	Net income

Pension liability adjustments	¥2,044	*
	(1,234)	Income tax expense (benefit)

	¥810	Net income

Total	¥(4,749)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Unrealized gain (loss) on securities	¥(679)	Other, net
	245	Income tax expense (benefit)

	¥(434)	Net income

Unrealized gain (loss) on derivative instruments	¥(463)	Other, net
	178	Income tax expense (benefit)
	(15)	Equity in earnings (losses) of affiliated companies

	¥(300)	Net income

Foreign currency translation adjustments	¥—	Other, net
	3,281	Income tax expense (benefit)
	(8,725)	Equity in earnings (losses) of affiliated companies

	¥(5,444)	Net income

Pension liability adjustments	¥10,736	*
	(3,898)	Income tax expense (benefit)

	¥6,838	Net income

Total	¥660	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

5.	Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2013
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥94,592	¥94,482	¥110	¥—
Foreign equity securities	135,488	135,488	—	—
Domestic debt securities	31,125	5,023	22,629	3,473
Foreign debt securities	17,371	5	17,366	—
Derivatives:
Forward exchange contracts	737	—	737	—
Interest rate swap agreements	96	—	96	—
Currency swap agreements	21,905	—	21,905	—

Liabilities
Derivatives:
Forward exchange contracts	652	—	652	—
Interest rate swap agreements	1,972	—	1,972	—
Currency swap agreements	277	—	277	—
Currency option agreements	¥369	¥—	¥369	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2013
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥135,226	¥135,220	¥6	¥—
Foreign equity securities	147,046	147,046	—	—
Domestic debt securities	29,492	210	25,763	3,519
Foreign debt securities	25,465	10	25,455	—
Derivatives:
Forward exchange contracts	3,258	—	3,258	—
Interest rate swap agreements	832	—	832	—
Currency swap agreements	39,914	—	39,914	—
Currency option agreements	325	—	325	—

Liabilities
Derivatives:
Forward exchange contracts	356	—	356	—
Interest rate swap agreements	1,619	—	1,619	—
Currency swap agreements	569	—	569	—
Currency option agreements	¥97	¥—	¥97	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise of marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise of forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2012 and 2013 were immaterial.

6.	Segment and geographic information:

Operating segments are components of the NTT Group that 1) engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the nine months ended December 31	2012	2013

Operating revenues:
Regional communications business –
External customers	¥2,390,900	¥2,304,623
Intersegment	321,245	321,751

Total	2,712,145	2,626,374

Long distance and international communications business –
External customers	1,150,214	1,241,488
Intersegment	78,597	71,181

Total	1,228,811	1,312,669

Mobile communications business –
External customers	3,340,891	3,332,676
Intersegment	29,904	30,888

Total	3,370,795	3,363,564

Data communications business –
External customers	808,065	853,675
Intersegment	106,173	89,379

Total	914,238	943,054

Other –
External customers	231,650	292,722
Intersegment	631,234	643,709

Total	862,884	936,431
Elimination	(1,167,153)	(1,156,908)

Consolidated operating revenues	¥7,921,720	¥8,025,184

	Millions of yen
For the three months ended December 31	2012	2013

Operating revenues:
Regional communications business –
External customers	¥796,396	¥766,214
Intersegment	106,700	111,008

Total	903,096	877,222

Long distance and international communications business –
External customers	386,954	426,007
Intersegment	27,438	22,763

Total	414,392	448,770

Mobile communications business –
External customers	1,152,158	1,153,619
Intersegment	11,317	10,974

Total	1,163,475	1,164,593

Data communications business –
External customers	273,934	298,610
Intersegment	32,959	30,557

Total	306,893	329,167

Other –
External customers	74,886	114,664
Intersegment	225,633	219,134

Total	300,519	333,798
Elimination	(404,047)	(394,436)

Consolidated operating revenues	¥2,684,328	¥2,759,114

Segment profit:

	Millions of yen
For the nine months ended December 31	2012	2013

Segment profit:
Regional communications business	¥77,859	¥100,453
Long distance and international communications business	103,528	100,419
Mobile communications business	702,813	685,723
Data communications business	50,367	34,856
Other	49,783	51,633

Total segment profit	984,350	973,084
Elimination	8,887	12,036

Consolidated operating income	¥993,237	¥985,120

	Millions of yen
For the three months ended December 31	2012	2013

Segment profit:
Regional communications business	¥27,585	¥24,836
Long distance and international communications business	37,318	38,934
Mobile communications business	228,072	215,103
Data communications business	18,976	28,425
Other	15,534	21,178

Total segment profit	327,485	328,476
Elimination	2,783	3,617

Consolidated operating income	¥330,268	¥332,093

As indicated in “(2) Change in accounting estimate” in the “Note 1: Summary of significant accounting policies:,” effective April 1, 2013, NTT Group has revised its estimate of the expected life of metal cables based on actual utilization to reflect an extended expected life. As a result, compared with the method used prior to April 1, 2013, operating income for the regional telecommunications business segment for the nine-month period ended December 31, 2013 and the three-month period ended December 31, 2013 increased by ¥17,357 million and ¥5,821 million, respectively.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There have been no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the nine months ended December 31, 2012 and 2013.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the nine months ended December 31, 2012 and 2013 were ¥189,955 million and ¥175,151 million, respectively. Such amounts charged to income for the three months ended December 31, 2012 and 2013 were ¥62,792 million and ¥58,506 million, respectively.

8.	Financial instruments

Fair Value Hedge –

There were no derivatives designated as fair value hedges as of March 31 and December 31, 2013.

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the nine months ended December 31, 2012 and 2013 were as follows:

Millions of yen
For the nine months ended December 31, 2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥(106)	¥106

Millions of yen
For the nine months ended December 31, 2013
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥—	¥—

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the three months ended December 31, 2012 and 2013 were as follows:

Millions of yen
For the three months ended December 31, 2012
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥62	¥(62)

Millions of yen
For the three months ended December 31, 2013
Consolidated statements of income item	Changes in the fair value of the derivatives	Changes in the fair value of the hedged items

Other, net	¥—	¥—

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the nine months ended December 31, 2012 and 2013. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge –

The notional principal amounts of the derivatives designated as cash flow hedges at March 31 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2013	December 31, 2013

Forward exchange contracts	¥10,545	¥38,204
Interest rate swap agreements	97,686	79,534
Currency swap agreements	¥152,204	¥152,103

Changes in the fair value of derivatives in cash flow hedges recorded in other comprehensive income (loss) for the nine months ended December 31, 2012 and 2013 were as follows:

	Millions of yen
For the nine months ended December 31	2012	2013

Forward exchange contracts	¥(198)	¥376
Interest rate swap agreements	(325)	223
Currency swap agreements	277	(1,923)

Total	¥(246)	¥(1,320)

Changes in the fair value of derivatives in cash flow hedges recorded in other comprehensive income (loss) for the three months ended December 31, 2012 and 2013 were as follows:

	Millions of yen
For the three months ended December 31	2012	2013

Forward exchange contracts	¥(279)	¥530
Interest rate swap agreements	283	265
Currency swap agreements	849	590

Total	¥853	¥1,385

Cash flow hedges were effective for the nine months ended December 31, 2012 and 2013, and the amount for which effectiveness could not be observed and the amount excluded from the assessment of the effectiveness of such cash flow hedges were not material.

Derivatives not designated as hedging instruments –

NTT Group has forward exchange contracts, currency swap agreements and currency option agreements to hedge currency exchange risks and also has interest rate swap agreements to manage interest rate risks. Some of these derivative financial instruments are not designated as hedging instruments.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2013	December 31, 2013

Forward exchange contracts	¥49,367	¥66,204
Interest rate swap agreements	306,162	328,249
Currency swap agreements	147	35
Currency option agreements	¥55,056	¥66,205

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the nine months ended December 31, 2012 and 2013 were as follows:

		Millions of yen
For the nine months ended December 31	Consolidated statements of income item	2012	2013

Forward exchange contracts	Other, net	¥(616)	¥511
Interest rate swap agreements	Other, net	(83)	865
Currency swap agreements	Other, net	(19)	0
Currency option agreements	Other, net	743	597

Total		¥25	¥1,973

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended December 31, 2012 and 2013 were as follows:

		Millions of yen
For the three months ended December 31	Consolidated statements of income item	2012	2013

Forward exchange contracts	Other, net	¥(856)	¥(373)
Interest rate swap agreements	Other, net	(56)	102
Currency swap agreements	Other, net	(22)	1
Currency option agreements	Other, net	550	374

Total		¥(384)	¥104

The fair value of derivative instruments and amounts recorded in the consolidated balance sheets at March 31 and December 31, 2013 are as follows. The fair value of derivative instruments is measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
	March 31, 2013	December 31, 2013
Assets
Derivatives designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	¥202	¥2,752
Other assets	—	1
Interest rate swap agreements
Prepaid expenses and other current assets	—	3
Other assets	4	—
Currency swap agreements
Prepaid expenses and other current assets	1	1,606
Other assets	21,902	38,308

Subtotal	22,109	42,670

Derivatives not designated as hedging instruments:
Forward exchange contracts
Prepaid expenses and other current assets	518	504
Other assets	18	0
Interest rate swap agreements
Other assets	92	830
Currency swap agreements
Prepaid expenses and other current assets	1	—
Currency option agreements
Prepaid expenses and other current assets	—	146
Other assets	—	179

Subtotal	629	1,659

Total	¥22,738	¥44,329

	Millions of yen
	March 31, 2013	December 31, 2013
Liabilities
Derivatives designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	¥10	¥262
Interest rate swap agreements
Other (Current liabilities)	196	21
Other (Long-term liabilities)	1,135	1,085
Currency swap agreements
Other (Current liabilities)	3	0
Other (Long-term liabilities)	269	566

Subtotal	1,613	1,934

Derivatives not designated as hedging instruments:
Forward exchange contracts
Other (Current liabilities)	540	52
Other (Long-term liabilities)	101	42
Interest rate swap agreements
Other (Current liabilities)	53	147
Other (Long-term liabilities)	588	366
Currency swap agreements
Other (Current liabilities)	5	3
Currency option agreements
Other (Current liabilities)	40	—
Other (Long-term liabilities)	329	97

Subtotal	1,656	707

Total	¥3,269	¥2,641

9.	Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor, are written off at the time of determination.

Rollforward of allowance for credit losses and recorded investment in financing receivables at December 31, 2012 and 2013 were as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2012	¥7,473	¥16,794	¥8,372	¥4,683	¥78	¥37,400
Provision	2,414	(990)	526	2,356	47	4,353
Charge off	(2,699)	(2,057)	(231)	(3,179)	—	(8,166)
Recovery	5	120	17	2	—	144
Balance at December 31, 2012	7,193	13,867	8,684	3,862	125	33,731
Collectively evaluated for impairment	6,343	6,698	4,417	3,862	19	21,339
Individually evaluated for impairment	850	7,169	4,267	—	106	12,392

Financing receivables:
Balance at December 31, 2012	512,634	340,182	78,593	245,401	961	1,177,771
Collectively evaluated for impairment	511,565	330,546	70,727	245,401	823	1,159,062
Individually evaluated for impairment	¥1,069	¥9,636	¥7,866	¥—	¥138	¥18,709

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	2,066	(533)	15	1,402	(2)	2,948
Charge off	(1,241)	(1,306)	(132)	(1,840)	—	(4,519)
Recovery	3	77	2	2	—	84
Balance at December 31, 2013	7,657	9,661	6,039	2,954	105	26,416
Collectively evaluated for impairment	7,297	4,029	1,225	2,938	2	15,491
Individually evaluated for impairment	360	5,632	4,814	16	103	10,925

Financing receivables:
Balance at December 31, 2013	742,804	337,938	115,041	263,731	340	1,459,854
Collectively evaluated for impairment	742,389	331,775	106,845	263,715	237	1,444,961
Individually evaluated for impairment	¥415	¥6,163	¥8,196	¥16	¥103	¥14,893

10.	Contingent liabilities:

Contingent liabilities at December 31, 2013 composed of loan guarantees and other contingencies amounted to ¥45,885 million.

At December 31, 2013, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

11.	Subsequent events:

Please see note 4 for details on the resolutions regarding NTT’s repurchase of its common stock.